Exhibit 99.6

Date and Time: November 12, 2009 09:19 AM Pacific Time

	Mailing Address:	Location:
Ministry	PO BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
of Finance	Victoria BC V8W 9V3	Victoria BC
BC Registry Services	www.corporateonline.gov.bc.ca	250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	November 12, 2009 09:17 AM Pacific Time
Alteration Date and Time:	Notice of Articles Altered on November 12, 2009 09:17 AM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:	Name of Company:
BC0278646	CONTINENTAL ENERGY CORPORATION

ALTERATION EFFECTIVE DATE:
The alteration is to take effect at the time that this application is filed with the Registrar.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:

November 11, 2009

AUTHORIZED SHARE STRUCTURE
1. 500,000,000	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

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2. 500,000,000	Preferred Shares	Without Par Value

With Special Rights or
Restrictions attached
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

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